モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
LONDON
BRUSSELS
BEIJING
HONG KONG
SINGAPORE
TOKYO

03045476

December 29, 2003

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

RECEIVED
DEC 31 2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE – CORPORATION FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 1/7

Semi-Annual Securities Report for the Period from April 1, 2003 to September 30, 2003 (the "Semi-Annual Securities Report"). The Company filed the Semi-Annual Securities Report with the Kanto Local Finance Bureau and the Tokyo Stock Exchange on December 12, 2003, pursuant to Article 24-5(1) of the Securities and Exchange Law of Japan. A brief description of the contents of the Semi-Annual Securities Report is attached hereto as Exhibit A.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-121368

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Jason Tomita

Enclosure

cc: Ms. Shimazu
Douglas Perkins
Mitsutoshi Uchida

EXHIBIT A

Semi-Annual Securities Report for
The Period from April 1, 2003 to September 30, 2003
("Semi-Annual Securities Report")

The Semi-Annual Securities Report includes the following information relating to Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries (together with the Company, the "Fsas Group") for the period from April 1, 2003 to September 30, 2003 (the "Interim Period"):

1. General Company Information, including an index of the Company's key financial information for the Interim Period, on a consolidated and non-consolidated basis (as compared with prior dates or periods), and notes and supplementary information thereto; a description of any material changes to the Fsas Group's business and to summary information of the Company's parent company and subsidiaries; and information relating to employees of the Fsas Group.

2. Business Overview for the consolidated Fsas Group, including an overview of business activities and a summary of operations for the Interim Period, including separate summaries for the Information Technology Services business and the Technical Support Services business; a cash flow summary; summaries of customer orders and sales activities; future tasks to be addressed; a listing of material contracts; and research and development activities.

3. Facility Information, including any material changes during the Interim Period relating to the Fsas Group's owned and leased facilities and plans for constructions or disposals thereof.

4. Share, Shareholder and Management Information, including information on the Company's capital and outstanding common stock; information on the Company's voting and treasury shares; summary information on the Company's major shareholders; an index of market prices of the Company's shares traded on the First Section of the Tokyo Stock Exchange during the Interim Period; and changes to the Members of the Board and Corporate Auditors of the Company.

5. Accounting Information, including audited financial statements for the Interim Period, consolidated and non-consolidated interim balance sheets and statements of income, consolidated sales information by business segment, consolidated interim statements of retained earnings and consolidated interim statements of cash flow (as compared with prior dates and periods), with notes and supplementary information thereto; information regarding the decision by the Company's Board of Directors to pay an

interim dividend, including the aggregate amount and per-share amount of the interim dividend; and the reports of independent certified public accountants regarding the consolidated and non-consolidated financial statements for the Interim Period and prior interim period.

6. Reference Information, including a listing of the Company's securities filings made in Japan between the beginning of the Interim Period and the date of submission of this Semi-Annual Securities Report.